Exhibit 17.1

RESIGNATION

I, Joseph B. Young, Chief Financial Officer and a director of Jayhawk Energy, Inc., a Colorado corporation (“Company”), hereby tender and submit my resignation as a director of the Company, effective on this 30th day of June 2008. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Joseph B. Young
Joseph B. Young

1